Goodwin Procter LLP 601 Marshall Street Redwood City, CA 94063	T: 650.752.3100 F: 650.472.6021 goodwinprocter.com

August 25, 2020

VIA EDGAR and federal express

Office of Real Estate & Construction Division of Corporation Finance U.S. Securities and Exchange Commission 100 F. Street, N.E. Washington, D.C. 20549

Re:	Ribbit LEAP, Ltd. Draft Registration Statement on Form S-1 Submitted July 27, 2020 CIK No. 0001818346

Ladies and Gentlemen:

This letter is being submitted on behalf of Ribbit LEAP, Ltd. (the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the Company’s Draft Registration Statement on Form S-1 filed on July 27, 2020 (the “Registration Statement”), as set forth in your letter dated August 20, 2020 (the “Comment Letter”).

The text of the Comment Letter has been reproduced herein with the response below to the Staff’s comment. Defined terms used herein but not otherwise defined shall have the meaning set forth in the Registration Statement, unless otherwise specified.

The responses provided herein are based upon information provided to Goodwin Procter LLP by the Company. In addition to submitting this letter via EDGAR, we are sending via courier four (4) copies of each of this letter.

Draft Registration Statement filed on Form S-1

Class L ordinary shares , page 26

1.	Please describe the dilutive effect of the conversion of the Class L shares and add risk factor disclosure, as appropriate. Please also state, if true, that there is no time-based condition to the conversion, such that if the Class A shares are trading above $50 at anytime after the first year following the initial business combination, all of the Class L shares will have been converted as soon as that trading price threshold is met. Please also disclose the price the sponsor will pay for the Class L shares, when they will be sold and whether or not the proceeds will be held in the trust account.

RESPONSE:

Division of Corporation Finance

August 25, 2020

We respectfully advise the Staff that we have revised the disclosure on the cover page and pages 6, 7, 16, 26, 30, 68, 69, 186, F-13, F-14 and F-15 to describe the dilutive effect of the conversion of the Class L shares. We respectfully advise the Staff that we have added a risk factor describing the potential dilution of the Class L ordinary shares on page 65.

We respectfully advise the Staff that on pages 7, 30, 65, 66, 69, 75, 159 and 180 the Registration Statement states that all Class L ordinary shares issued and outstanding on the 10th anniversary of the offering will automatically be forfeited.

We respectfully advise the Staff that that we have revised the disclosure on pages 1, 19, 24, 65, 71, 88, 91, 133, 136, F-13, and F-18 to clarify that upon the filing of the Company’s amended and restated articles of association the currently outstanding 25,000 ordinary shares will be subdivided into 4,472,222 founder shares (of which 583,333 shares will be subject to forfeiture if the underwriters do not exercise their over-allotment option) and 12,777,778 Class L ordinary shares (of which 1,666,667 shares will be subject to forfeiture if the underwriters do not exercise their over-allotment option).

2.	Disclosure regarding the adjustments to the Class L conversion ratio to maintain a 30% interest and conversion of Class L shares following a Strategic Transaction, either before or after the year following your business combination, is complex. Please include illustrative examples to show how these adjustments and conversions will be made, and explain what the post-combination conversions are intended to achieve.

RESPONSE:

We respectfully advise the Staff that the Company’s sponsor has decided to eliminate the anti-dilution protection for the Class B ordinary shares and Class L ordinary shares. Accordingly, we have revised the Registration Statement to remove disclosures regarding potential anti-dilution adjustment on pages 16, 25, and 82.

We respectfully advise the Staff that we have added the following illustrative example describing conversion of the Class L ordinary shares to Class A ordinary shares on pages 27, 67, 178 and F-13.

For example, if fifteen months following the consummation of our initial business combination the closing price of our Class A ordinary shares equals or exceeds $30.00 but does not exceed $40.00 for 20 trading days within a 30-trading day period, both the First Price Vesting and Second Price Vesting target achievements will be met, resulting in a total of 5,555,556 Class L Shares converting into 5,555,556 Class A ordinary shares, representing 2,777,778 associated with the First Price Vesting and 2,777,778 associated with the Second Price Vesting (as adjusted for share sub-divisions, share capitalizations, reorganizations, recapitalizations and the like).

Division of Corporation Finance

August 25, 2020

We respectfully advise the Staff that we have added the following illustrative example describing conversion of the Class L ordinary shares to Class A ordinary shares on pages 28, 68, 179 and F-13.

For example, if nine months following the consummation of our initial business combination we consummate a Qualifying Strategic Transaction, all of the issued and outstanding Class L ordinary shares will automatically convert into 4,861,111 Class A ordinary shares, such that sum of Class B shares owned by our sponsor at the time of this offering and the Class A shares issued as a result of the conversion of Class L ordinary shares at the time Qualifying Strategic Transaction will equal 20% of the sum of total Class A shares issued in this offering, the Class B shares owned by our sponsor at the time of this offering, and the Class A shares issued as a result of the conversion of Class L ordinary shares at the time of the Qualifying Strategic Transaction (as adjusted for share sub-divisions, share capitalizations, reorganizations, recapitalizations and the like).

We respectfully advise the Staff that we have added the following illustrative example describing conversion of the Class L ordinary shares to Class A ordinary shares on pages 30, 69, 180 and F-14.

For example, if seventy two months following the consummation of our initial business combination we consummate a Strategic Transaction and the effective price of such Strategic Transaction is $43.00 per Class A ordinary share (as adjusted for share sub-divisions, share capitalizations, reorganizations, recapitalizations and the like) and prior to the consummation of such Strategic Transaction the First Price Vesting target shall have been met, but none of the Second Price Vesting, Third Price Vesting or Fourth Price Vesting targets shall have been met, all of the then-remaining outstanding Class L ordinary shares will automatically convert into 6,388,889 shares, representing 2,777,778 shares associated with the Second Price Vesting, 2,777,778 shares associated with the Third Price Vesting, and 833,333 associated with the Fourth Price Vesting. Together with the 2,777,778 Class L shares already vested and converted to Class A ordinary shares associated with the First Price Vesting, a total of 9,166,667 Class L shares will vest and convert into Class A ordinary shares.

* * *

Division of Corporation Finance

August 25, 2020

If you have any questions or would like further information concerning the Company’s responses to the Comment Letter, please do not hesitate to contact Daniel J. Espinoza at (650) 752-3152 or DEspinoza@goodwinlaw.com.

Sincerely,

/s/ Dan Espinoza
Goodwin Procter LLP

cc:	Babette Cooper
Jennifer Monick
Stacie Gorman
Pam Long

Securities and Exchange Commission